August 26, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Account 10 (“Registrant”)

Post-Effective Amendment No. 2 on Form N-4

File Nos.333-186218/811-07355

River Source RAVA 5 Advantage Variable Annuity

River Source RAVA 5 Select Variable Annuity

River Source RAVA 5 Access Variable Annuity

(offered for contract applications signed on or after April 29, 2013)

Dear Mr. Cowan:

On behalf of RiverSource Variable Account 10 (“Registrant”), RiverSource Life Insurance Company (“Company”) is filing electronically Registrant’s Post-Effective Amendment No. 2 (“Amendment No. 2”) on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 (“1933 Act”).

The purpose of this filing is to supplement prospectus for RiverSource RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity.

This supplement describes new optional service, the Income Guide program, which will be available for contract holders without living benefit riders enrolled into the systematic withdrawal program. This service is free of charge and it is designed to provide a projection of a sustainable rate of withdrawal for the annuity contract based on many factors, including the contract value and age at the time of enrollment.

Prospectus and Statement of Additional Information for the above referenced variable annuities are incorporated by reference into this Amendment No.2.

Registrant intends this filing to serve as a Template Filing for the following variable annuity contracts that will incorporate the same changes:

Product Name	1933 Act #	1940 Act #	Registrant Name	Life Insurance Company Name
RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity (offered for contract applications signed prior to April 30, 2012)	333-79311	811-07355	RiverSource Variable Account 10	RiverSource Life Insurance Company

RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity (offered for contract applications signed on or after April 30, 2012 but prior to April 29, 2013)

	333-179398	811-07355	RiverSource Variable Account 10	RiverSource Life Insurance Company

RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity(offered for contract applications signed prior to April 30, 2012)	333-91691	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity(offered for contract applications signed on or after April 30, 2012 but prior to April 29, 2013)

	333-179335	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity(offered for contract applications signed on or after April 29, 2013)	333-186220	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

Registrant will submit a request in accordance with Rule 485(b)(1)(vii) under 1933 Act, under separate cover.

If there is anything I can do to expedite review of the enclosed Amendment No. 24 or if you have any questions regarding this filing, please contact me at (612) 671-8056 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Timothy D. Crawford
Timothy D. Crawford
Assistant General Counsel